September __, 2001



Dear Valued Client:

We are pleased to enclose an Information Statement regarding TCW Investment Management Company ("TCW"), Sub-Adviser of the Select Strategic Growth Fund of Allmerica Investment Trust. As a result of an acquisition transaction effective July 6, 2001, Societe Generale, S.A., a publicly traded company founded in 1864 and based in Paris, France, now controls TCW. TCW and Societe Generale have confirmed that TCW will continue to operate as a separate business entity under the same name with the same personnel and will remain headquartered in Los Angeles.

Under federal securities laws, this transaction resulted in the automatic termination of the previous Sub-Adviser Agreement between Allmerica Financial Investment Management Services, Inc. ("AFIMS"), the Manager of the Trust, and TCW. The Board of Trustees, including a majority of the disinterested Trustees, has approved a new Sub-Adviser Agreement between AFIMS and TCW which became effective as of July 6, 2001 immediately upon the completion of the acquisition transaction. The new Sub-Adviser Agreement is substantially the same as the old Sub-Adviser Agreement. There is no change in the fees paid to TCW or AFIMS.

Please take a few minutes to read the Information Statement. It contains additional information about TCW and Societe Generale and related data, the terms of the new Sub-Adviser Agreement and the factors considered by the Board of Trustees in approving the new Sub-Adviser Agreement.

This action will not require you to send a proxy and we are not asking you for a proxy. As always, please feel free to contact your financial representative or us with any questions or comments you may have.

                                                     Sincerely,



                                                     /s/Richard M. Reily
                                                     Richard M. Reily
                                                     President